September 11, 2006

To:	Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Omega United, Inc.
Form 10-SB12G filed July 14, 2006
File No.: 0-52137

Dear Ms. Barros:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated August 9, 2006:

General

1.

Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on September 12, 2006 at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to September 12, 2006 to prevent it from becoming effective and refilling it at such time as you are able to respond to any remaining issues or comments.

The Company respectfully requests the Commission provide additional guidance and reference to specific provision calling for withdrawal prior to automatic effectiveness of the registration statement.

The Company represents that it and its management are prepared to comply with, and reply to, all reasonable requests made by the Commission in a timely manner.

2.	Please state why you are filing this Form 10-SB12G at this time.

The Company asserts that it has filed the Form 10-SB12G with the purpose of providing current information to the public in general and shareholders in specific.

Re: Omega United, Inc.

September 11, 2006

Part I

Item 1. Description of Business, page 3-5

3.

Please expand your disclosure to discuss what critical mass of entertainers you expect you will need on your website in order to create a viable website business and how your business model and plans anticipate you will enlist this critical mass of entertainers.

The Company has amended the registration statement to address this comment in the Management’s Discussion and Analysis section on page 7, as follows:

Our management anticipates that we will need to enter into relationships with between 10 to 20 vendors in order to establish a viable base of operations. However, this estimate assumes that our level of expenditures remains relatively constant. In addition, we cannot accurately predict the amount of revenues this number of artists would generate for us, since the popularity, availability and booking rates varies across all performers, as well as with each individually.

In order to attract our projected target of 10-20 vendors, we believe we will need to identify potential artists through Internet searches, personal recommendations and attending performances. These activities are expected to require minimal capital resources, if any at all. We also plan to utilize Internet marketing to advertise our website, and resultantly our services, to target entertainers and consumers across the United States. For a fee, we will submit our web site and various terms to describe our site with web portals such as Yahoo! or Google. Our management estimates that it will cost approximately $300 to $400 per month to achieve favorable search engine placement. However, this is only an estimate made by our management, we have not yet contacted any company regarding search engine placement or received definitive pricing quotes. We have allocated up to $5,000 of the proceeds raised in the private placement to finance our marketing activities for the next 12 months. To date, we do have not initiated any marketing or sales efforts. We have no marketing or sales initiatives or arrangements in effect.

4.	Please expand your disclosure to describe if your target market is limited to a geographic area.

The registration statement has been amended to include the following, on page 3:

Our operations are currently focused in the State of Washington. We intend to identify potential artists through Internet searches, personal recommendations and attending performances. Our ultimate goal is to utilize the reach of the Internet to target entertainers and consumers across the United States.

5.

Re: Omega United, Inc.

September 11, 2006

Please expand your disclosure to clarify whether you plan to enter into a standard agency agreement with entertainers who will post on your website and to describe the material terms of any such agreement. In addition, please file any such agreement as an exhibit to the registration statement.

The registration statement has been amended, as follows:

Omega United’s objective is to act as a liaison between live entertainment and the people who hire them. In the event a prospective performer desires listing in our proposed service, we will enter into a non-exclusive vendor agreement. Our vendor agreements are perpetual in term, but may be terminated by either party with 30 days written notice. There are no provisions in our vendor agreements granting us ownership rights to any property, either intellectual or real, created, purchased or otherwise owned by entertainers. The vendor agreements do not give us the right to act as an agent for entertainers, and resultantly we cannot enter into any contracts or make payments on behalf of entertainers. We have developed an Internet site through which consumers will be able to seek entertainment services. A value-added service we offer entertainers is the ability to post user-created web pages on our web site. Entertainers are able to post photos, list of services or even sample music or video performances.

The Company has filed a sample vendor agreement as an exhibit to the amended registration statement.

6.	Please revise your disclosure to describe the “search-engine submission tools like Submit-It.”

The registration statement has been amended, as follows:

We anticipate that web traffic will come from search engines like Yahoo, Google and MSN. Search engines direct users to sites based on keywords. We will strive to achieve favorable positioning for keywords including “entertainment,” “booking,” “music,” “musician,” “event” and “planning.” We will accomplish this by optimizing our code and utilizing search-engine submission tools like Submit-It, which recommends possible keywords to increase the relevance of our search terms and possibly achieve favorable placement on search engines.

7.

Regarding your disclosure of your intention to become a reporting issuer, please revise your disclosure to state that you “will” become a reporting issuer when this registration statement becomes effective.

The following sentence has been added to the disclosure on page 5 of the amended registration statement:

Omega United will become a reporting issuer with the Securities and Exchange Commission when this registration statement becomes effective.

Re: Omega United, Inc.

September 11, 2006

Item 2. Management’s Discussion and Analysis or Plan of Operations, pages 5-7

8.

Please expand your disclosure to briefly describe your “costs of start-up operations and depreciation expenses.” What start-up costs did you have? What does the depreciation relate to? How much of your $21,063 in expenses to date was for start-up costs and how much for depreciation?

The registration statement has been amended, as follows:

We are an early stage company with limited operations. In our initial operating period from inception to March 31, 2006, we generated no revenues, while incurring $21,517 in expenses incurred in pursuit of our business objectives. This resulted in a cumulative net loss of $21,517 for the period, which was attributable to general and administrative expenses related to the costs of start-up operations in the amount of $20,875 and $642 of depreciation expense related to our computer equipment. Our start-up costs from inception to March 31, 2006 include the following:

Account	Amount

General and administrative:
(office supplies, utilities, dues and subscriptions, transfer agent fees, marketing expenditures, etc.)	$ 8,852
Accounting fees	$ 7,456
Legal and professional fees	$ 4,567
Computer Equipment	$ 2,512
Depreciation	$ 642

No development related expenses have been or will be paid to our affiliates.

9.

We note your disclosure on page 7 regarding your plan to enter into agreements with search engine companies such as Yahoo or Google. Please expand your disclosure to discuss your expected cost of placing your company in a competitive position on these search engines.

The registration statement has been revised, as follows:

In order to attract our projected target of 10-20 vendors, we believe we will need to identify potential artists through Internet searches, personal recommendations and attending performances. These activities are expected to require minimal capital resources, if any at all. We also plan to utilize Internet marketing to advertise our website, and resultantly our services, to target entertainers and consumers across the United States. For a fee, we will submit our web site and various terms to describe our site with web portals such as Yahoo! or Google. Our management estimates that it will cost approximately $300 to $400 per month to achieve favorable search engine placement. However, this is only an estimate made by our management, we have not yet contacted any company regarding search engine placement or received definitive pricing quotes. We have allocated up to $5,000 of the proceeds raised in the private placement to finance our marketing activities for the next 12 months. To date, we do have not initiated any marketing or sales efforts. We have no marketing or sales initiatives or arrangements in effect.

Re: Omega United, Inc.

September 11, 2006

10.

We note your statement on page 7, “We use the internet for marketing and sales by advertising our website, and resultantly the entertainers that we represent, through search engine placement.” It appears, however, that you currently have no marketing and sales effort in place and no agreements with any search engines, such as Yahoo and Google. Please revise your disclosure to clarify the status of your current marketing and sales efforts and to distinguish your current efforts from what you plan to do in the future.

Please refer to the Company’s responses to the Commission’s comment #9, above.

Item 3. Description of Property, page 7

11.	Please expand your disclosure of your current office space to disclose if this is the primary residence of Mrs. and Mr. Clark.

The registration statement has been amended to read, as follows:

Mrs. Shelly Clark and Mr. Kendall Clark, our directors and officers, are providing space located at their primary residence at no charge to us.

Item 4. Security Ownership of Certain Beneficial Owners and Management, pages 7-8

12.	Please confirm to us that none of your other stockholders beneficially own more than 5% of your common stock.

The Company represents that no other stockholder beneficially owns more than 5% of its common stock.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 8

13.	Please revise your disclosure to describe the familial relationship between Shelley and Kendall Clark.

The following disclosure has been added to the registration statement:

Family Relationships

Kendall and Shelley Clark are married.

Re: Omega United, Inc.

September 11, 2006

Part II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 10

14.

Please revise your disclosure to delete the statement that “the Company has been approved for listing on the OTC Bulletin Board under the symbol ’OMGU’”. The OTCBB is not an issuer listing service, market or exchange. Your company and securities cannot be approved for listing on the OTCBB. Only Market Makers can apply to quote securities on the OTCBB. In addition, this registration statement must be effective for your securities to be eligible for quotation by a market maker. Please revise your disclosure accordingly.

The previous disclosure referenced by the Commission was made erroneously. The registration statement has been amended to properly state the following:

Effective June 20, 2006, our common stock began trading on the Pink Sheets under the stock ticker symbol “OMGU.” As of the date of this registration statement, no public market in OMGU's common stock has yet developed and there can be no assurance that a meaningful trading market will subsequently develop. We make no representation about the value of our common stock. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

15.

Please note that resale under Rule 144 and Rule 144 (k) is only permitted once you have available “adequate current public information” under Rule 144 (c). The Rule 144 (c) requirement is met if you have either:

(1)	registered under section 12 of the Securities Exchange Act of 1934 and been subject to ’34 Act reporting requirements for 90 days, or

(2)	made available other comparable public information as required by Rule 144 (c)(2).

You cannot meet the first requirement until 90 days after this registration statement is effective and you appear not to have met the second requirement. As a result your...

Please note that the facsimile transmission omitted the base of this comment 15 and the beginning of comment 16. Additionally, a hard copy of the comment letter reportedly sent via mail was not received by the Company as of the date of this response letter. Unfortunately, as a result, the Company is unable to fully address comments 15 and 16 at this time and hereby requests the Commission to reissue these comments in their entirely.

16.	...balance sheet, however, it appears that you have 6,880,500 shares of common stock issued and outstanding. Please revise your disclosure to clarify this discrepancy.

As stated above, the Company requests that the Commission reissue this comment in its entirety.

Re: Omega United, Inc.

September 11, 2006

Item 4. Recent Sales of Unregistered Securities. Pages 12-13

17.

Please revise your disclosure on pages 6 and 12 to identify the shareholder to whom you sold 120,500 shares on June 6, 2003. Item 701(b) of Regulation S-B requires you to identify the persons to whom you sold securities.

The Company has amended the registration statement, as follows:

Item 2, page 6: In June 2003, we sold 120,500 shares of our common stock to Legend Advisory Corporation, a non-affiliated shareholder, for services rendered in the amount of $1,205, related specifically to the incorporation of our corporate entity and preparation of our corporate documentation.

Item 4, page 12: On June 6, 2003, we sold 120,500 shares of our common stock to Legend Advisory Corporation, who is not and never was an officer or director of Omega United, for services rendered valued at $1,205. The services provided were related to our incorporation and development of our corporate filings.

18.

In addition, please revise your disclosure to clarify the nature of the sale of these shares to this shareholder and the type of consideration received. On page 6, you state that the shares were purchased for cash of $1,205 for investment purposes. On page 12, however, you state that the shares were issued in exchange for services related your formation and development valued at $1,205.

The disclosure provided on page 6, stating that the shares were purchased for cash, is incorrect, as has been amended to affirm that the shares were issued for services rendered related to incorporation and document preparation.

19.

With respect to the Regulation D Rule 504 offering, please expand your disclosure to describe the underwriting arrangement. Your revised disclosure should at a minimum name the underwriter, describe the terms of the arrangement and disclose underwriting discounts or commissions.

The registration statement has been amended to read, as follows:

This offering of shares was conducted on a best-efforts basis by Brett Bleazard, a non-affiliated party and a licensed Series 63 sales agent. No commissions or underwriting discounts were provided to Mr. Bleazard for his services.

20.

In addition, please revise your disclosure to clarify the number of investors who participated in the Regulation D Rule 504 offering. On page F-12, you state there were 23 subscribers. On pages 6 and 12, however, you state there were 22.

The registration statement has been revised to clarify that there were a total of 23 purchasers in the Regulation D, Rule 504 offering.

Re: Omega United, Inc.

September 11, 2006

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies, page F-6

21.	Please expand your revenue recognition policy disclosure to clarify your consideration of the applicable authoritative literature under U.S. GAAP. For example, refer to SAB No. 104, Topic 13A.1.

Footnote 1 has been amended, as follows:

The Company’s financial statements are prepared under the accrual method of accounting. The Company will recognize revenues related to entertainment reservations when a confirmation and cost of a booking is received from the performer and the performance is completed. The Company will record costs in the period incurred rather than paid.

22.

Please disclose your accounting policy with respect to property, plant and equipment, referencing the applicable authoritative literature as necessary. Additionally, please clarify that you record depreciation expense within selling, general and administrative expense on your statement of operations.

Footnote 1 has been amended, as follows:

Property and Equipment

Property and equipment are recorded at historical cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation expense is recorded within selling, general and administrative expense. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	3 years

Re: Omega United, Inc.

September 11, 2006

Note 3 – Stockholders’ Equity, page F-11

23.

Please tell us how you considered the provisions of SFAS No. 123(R), particularly paragraph 7, and EITF No. 96-18 in determining the fair value of the 4.2 million shares that you issued in exchange for services rendered at inception and the 120,500 shares that you issued in exchange for services rendered during the year ended December 31, 2004. Additionally, please revise your disclosure either here or in Note 6 to include information regarding the related-party nature of both transactions. Refer to paragraph 2 of SFAS No. 57.

At the time of each issuance, the Company was a nonpublic entity, for which the fair value of the services provided was more reliably measured and reasonably determined than the fair value of the common stock issued in each transaction. The shares are thus valued at the fair market value of the services. Footnote 3 has been revised as follows:

During the initial period from June 3, 1998 through December 31, 1998, the company issued 4,200,000 shares of its $0.001 par value common stock as founders’ shares to Shelley Clark, an officer and director, in exchange for services rendered in the amount of $4,200.

During the year ended December 31, 2003 the Company issued 120,500 shares of its $0.001 par value common stock to a non-affiliated third party in exchange for services rendered in the amount of $1,205.

24.

Similarly, please revise your disclosure either here or in Note 6 to include information regarding the related-party nature of the February 4, 2004 issuance of 1,000,000 of your common shares for cash of $10,000. Please also tell us how you determined that the $10,000 par value of those shares represented their fair market value at the date of issuance, referring to SFAS No. 123(R) and EIFT No, 96-18 as applicable.

The Company believes that, at the time of the issuance, the corporate framework and infrastructure had been established and the Company began to pursue its planned operations. The Company therefore believes the cash investment had a fair value greater than the prior issuances. Footnote 3 has been revised as follows:

On February 4, 2004, the Company issued 1,000,000 shares of its $0.001 par value common stock to Kendall Clark, an officer and director, in exchange for cash in the amount of $10,000.

Note 6 – Related Party Transactions, page 27

25.	Please revise your disclosure to clarify the first sentence, as it appears that you have omitted information after “certain” and before “these advances,” which makes the note unclear to investors.

Footnote 6 has been amended, as follows:

As of December 31, 2004, a stockholder advanced the Company $178 to pay for certain expenses. The amount due to the stockholder is a loan that bears zero interest and is due on demand. During the year ended December 31, 2005, the advance was repaid.

Re: Omega United, Inc.

September 11, 2006

Financial Statements for the Quarter Ended March 31, 2006

Notes to Financial Statements

Note 1 – Organization and Significant Accounting Policies

Stock-Based Compensation, page F-8

26.	Please update your accounting policy for stock-based compensation as the implementations of SFAS 123(R) was effective January 1, 2006.

Footnote 1 has been amended, as follows:

In December 2004, the FASB issued a revised Statement of Financial Accounting Standards No. 123 (SFAS #123R), “Share-Based Payments.” SFAS #123R replaced Statement of Financial Accounting Standards No. 123 (SFAS #123), “Accounting for Stock-Based Compensation,” and superseded Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (SAB 107), which expresses views of the SEC staff regarding the interaction between SFAS #123R and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SFAS #123R will require compensation cost related to share-based payment transactions to be recognized in the financial statements. SFAS #123R required public companies to apply SFAS #123R in the first interim or annual reporting period beginning after June 15, 2005. In April 2005, the SEC approved a new rule that delays the effective date, requiring public companies to apply SFAS #123R in their next fiscal year, instead of the next interim reporting period, beginning after June 15, 2005.

SFAS #123R requires measurement of the cost of share-based payment transactions to employees at the fair value of the award on the grant date and recognition of expense over the requisite service or vesting period. It requires implementation using a modified version of prospective application, under which compensation expense of the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. SFAS #123R also allows companies to adopt SFAS #123R by restating previously issued statements, basing the amounts on the expense previously calculated and reported in their pro forma footnote disclosures required under SFAS #123. The Company will adopt SFAS #123R during the fiscal year 2006. It is management’s position that SFAS #123R does not have a material effect on its financial statements and disclosures.

Thank you for your expedient and diligent review of this file. If any further questions or comments should arise, feel free to contact us.

Sincerely,

/s/ Shelley Clark

Shelley Clark

President